KEYSPAN CORPORATION
                              One MetroTech Center
                          Brooklyn, New York 11201-3850

                                 (718) 403-1000
                       ----------------------------------




July 19, 2006

VIA EDGAR TRANSMISSION
----------------------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Jim Allegretto, Senior Assistant Chief Accountant


         Re:      KeySpan Corporation
                  Form 10-K for Fiscal Year Ended December 31, 2005 File No. 1-14161

Dear Mr. Allegretto:

     KeySpan Corporation (the "Company") sets forth below its response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter received by telecopy on June 29, 2006 (the "Second Comment Letter"), concerning the KeySpan Form 10-K for the fiscal year ended December 31, 2005. For your convenience, we have set forth the text of the comment from the Second Comment Letter, followed by the response.

     1. We note your response to comment five of our letter dated June 1, 2006. While we concur that the initial June 2004 Houston Exploration Company transaction was not a significant disposition, we believe that a significant disposition occurred when you sold your remaining interest irrespective of whether it was contemplated. Please amend your Form 8-K filed on November 19, 2004 to include the pro forma financial statements required by Article 11 of Regulation S-X.

     KeySpan viewed the June 2004 and November 2004 transactions as separate and distinct and not part of a single plan to sell all or any specified portion of our investment in Houston Exploration. Each transaction was evaluated on an isolated basis and involved very distinct terms and structures, in each case,

Securities and Exchange Commission
Division of Corporation Finance
July 19, 2006
Page 2


driven by unrelated and unanticipated external factors, including a dramatic increase in the market price of Houston Exploration's common stock in November 2004. At the time of the June 2004 transaction, KeySpan had no intent to sell its remaining 23.5% ownership interest in Houston Exploration and elected to do so in November 2004 solely as a result of the significant appreciation in market price of Houston Exploration's common stock and the belief that a disposition at such time would maximize the value of such investment for the benefit of KeySpan shareholders.

     KeySpan reviewed its investment in Houston Exploration for pro forma disclosure consideration at the time of the November 2004 transaction and concluded that the sale did not meet the pro forma requirements of a disposal of a significant subsidiary. Specifically, based on our review and analysis of the requirements of Article 11 of Regulation S-X as it relates to the disposition of a business, we concluded that (i) a significant disposition had not occurred as of November 2004; and (ii) we were not required to aggregate the November 2004 disposition with the June 2004 disposition in connection with this analysis since they were separate and distinct transactions and not part of a single plan to dispose of our investment in Houston Exploration. Accordingly, we respectfully submit that pro forma financial statements were not required by
Article 11 of Regulation S-X to be included in our Form 8-K filed on November 19, 2004.

     Please direct any questions  concerning  this letter to the  undersigned at
(718) 403-6904 or to Alfred C. Bereche, Associate General Counsel, at (516) 545-5028.


                                                      Very truly yours,
                                                      /s/Theresa A. Balog
                                                      --------------------
                                                      Theresa A. Balog
                                                      Vice President and
                                                      Chief Accounting Officer



cc:   H. Christopher Owings, Assistant Director
      Robert Babula, Staff Accountant